MEGO GOLD
                            Limited Liability Company






                          Independent auditor's report


                              Financial statements
       as of and for the years ended December 31, 2003, December 31, 2004

Table of contents

Statement of directors' responsibilities..................................... 3

Independent auditor's report................................................. 4

Balance sheet................................................................ 5

Income statement............................................................. 6

Notes to financial statements................................................ 7

Statement of directors' responsibilities

Directors of Mego Gold LLC (the Company) are responsible for the preparation of financial statements. In doing so, they are required to:

o   select appropriate accounting policies and consistently apply them;
o   make judgments and estimates which are reasonable and prudent;
o prepare the financial statements on the going concern basis, unless circumstances make this inappropriate.

Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy the financial position of the Company. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Independent auditor's report

Mego Gold LLC
Financial statements as of and for the years ended December 31, 2003 and December 31, 2004

To the shareholders of Mego Gold LLC

We have audited the accompanying balance sheet of Mego Gold LLC (the Company) as of December 31, 2004 and the related statement of income for the years ended December 31, 2003 and December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

1. We have been appointed as auditors of "Mego Gold" LLC in 2005 and therefore did not participate in the physical stocktaking of the Company's inventories and fixed assets as of the balance sheet dates. The stocktaking results only refer to existence of the Company's inventories and fixed assets and not to their valuation as of the balance sheet dates. The Company does not have fixed assets analytical ledger for detailing information for each item of asset, group of fixed assets as well as the useful life for each group of assets, which resulted in non-calculation of depreciation charge for 2004. Due to the nature of the Company's accounting records, as well as the limitations on the scope of our audit related to the lack of complete set of accounting ledgers and books, we were unable to implement alternative audit procedures to perform tests on valuation of the Company's inventories and fixed assets as of the balance sheet dates.

2. The Company has not sent reconciliation letters to its debtors and creditors including those for the accounts with the State budget, to verify the existence, valuation and completeness of those balances and of the results of operations for 2003 and 2004. Due to the nature of the Company's accounting records, as well as the limitations on the scope of our audit related to the lack of complete set of accounting ledgers and books, we were unable to implement alternative audit procedures to verify the existence, valuation and completeness of those balances and of the results of operations for 2003 and 2004.

3. The Company has failed to maintain sufficient documentary evidence to support increase of fixed assets values resulting from their revaluation, when such revaluation is not encouraged by the accounting principles generally accepted in the United States of America.

4. The Company management has not estimated the future restoration costs which the Company will be obliged to incur at the closure of exploited mining sites.

In our opinion, except for such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the limitations described in the paragraphs above, the financial statements referred to above present fairly, in all material respects, the financial position of "Mego Gold" LLC as of as of December 31, 2004 and the results of its operations for the years ended December 31, 2003 and December 31, 2004 in conformity with the accounting principles generally accepted in the United States of America.




December 2, 2005
Grant Thornton Amyot LLC

Balance sheet

Mego Gold LLC
As of December 31
In thousand drams

                                                       2004           2003
                                             Note   (audited)      (unaudited)
                                             ----------------   ----------------
Assets
Current assets
Cash and cash equivalents                     3        2,941              1,860
Inventories                                   4        3,783              3,838
Net trade receivables                                      -              7,752
Accounts receivable from the State budget              8,082              8,006
Other receivables                                        947                783
                                                  -----------        -----------
                                                      15,753             22,239
Non-current assets
Fixed assets                                  5      250,076            250,076
Intangible assets                                          -                348
Other non-current assets                      6       83,962             77,114
                                                  -----------        -----------
                                                     334,038            327,538
                                                  -----------        -----------
Total assets                                         349,791            349,777
                                                  ===========        ===========

Liabilities and shareholders' equity
Current liabilities
Payroll taxes and salaries accrued                     2,018              2,004
                                                  -----------        -----------
                                                       2,018              2,004
                                                  -----------        -----------
Long-term liabilities
Loans from shareholders                              108,440            108,440
                                                  -----------        -----------
                                                     108,440            108,440
                                                  -----------        -----------
Shareholders' equity
Common stock equity                           7       50,218             50,218
Revaluation reserve                                  188,915            188,915
Accumulated profit                                       200                200
                                                  -----------        -----------
                                                     239,333            239,333
                                                  -----------        -----------
Total liabilities and equity                         349,791            349,777
                                                  ===========        ===========



-------------------                               --------------------
Ashot Poghosyan                                   Gagik Galstyan
Director                                          Chief Accountant

Income statement

Mego Gold LLC
For the year ended December 31
In thousand drams
                                                       2004             2003
                                                    (audited)         (audited)
                                                  ------------       -----------
Revenue                                                     -             8,146

Cost of goods sold                                          -            (6,146)
                                                  ------------       -----------
Gross profit                                                -             2,000

Other income                                                -             3,217

Other expenses                                              -            (4,967)
                                                  ------------       -----------
Income before taxes                                         -               250

Income taxes                                                -               (50)
                                                  ------------       -----------
Net income                                                  -               200
                                                  ============       ===========

Notes to financial statements

Mego Gold LLC
Financial statements as of and for the years ended December 31, 2003 and December 31, 2004

1. Company information

"Mego Gold" is a for-profit limited liability company incorporated in 2000.

The Company is engaged in geological exploration and technological design works for excavation of minerals.

The legal address of the Company is 2a/2 Tamanyan Street, Yerevan, Armenia.

The principle accounting policies adopted for the preparation of financial statements of the Company are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2. Significant accounting policies

2.1 Basis of preparation

The financial statements have been prepared based on the accounts maintained in accordance with the rules and regulations of the Republic of Armenia and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). 2004 is the first year for which the Company's financial statements are presented in accordance with US GAAP. However, statement of changes in equity and cash flow statement are not presented, which is not in accordance with US GAAP.

2.2 Comparative financial statements

US GAAP requires that comparative financial statements be presented at least for the preceding two years for the statement of financial position and three years for the other statements. However, for all financial statements, the Company management has presented comparative financial information for two years only.

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant area requiring use of estimates includes useful lives of capital assets. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

2.4 Foreign currencies

The financial statements of the Company are presented in thousand Armenian drams (drams), which is the presentation and functional currency of the Company.

In preparing the financial statements, transactions in currencies other than the Company's functional currency are recorded at the rates of exchange defined by the Central Bank of Armenia prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates defined by the Central Bank of Armenia prevailing on the balance sheet date, which is 485.84 drams for USD 1 for 2004 (for 2003:
566.00 drams for USD 1). Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historic cost in a foreign currency are not retranslated. Exchange differences arising on the settlement and retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period, except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

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

2.5 Going concern

The accompanying financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of the business.

2.6 Fixed assets

Fixed assets are stated at cost, less accumulated depreciation and impairment losses, if any. Cost includes all expenditures directly attributable in bringing the assets to working condition for its intended use.

Depreciation of fixed assets is not calculated for those items of fixed assets, which have not been in use during the reporting period. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts attributed to disposed item of assets and included in the revaluation reserve are transferred to retained earnings.

Repairs and maintenance are charged to the income statement during the period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. Major renovations are depreciated over the remaining useful life of the related asset.

2.7 Intangible assets

Intangible assets are initially measured at purchase cost and amortized on a straight-line basis of their estimated useful lives.

2.8 Impairment

At each balance sheet date the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the assets' recoverable amounts are estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the greater of net selling price and value in use.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case any reversal of impairment loss is treated as a revaluation increase.

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

2.9 Inventories

Inventories are stated at the lower of cost and market value.

2.10 Financial instruments

2.10.1 Trade and other receivables

Trade receivables are measured at initial recognition at nominal value. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

2.10.2 Cash and cash equivalents

Cash and cash equivalents include cash on hand and bank accounts.

2.10.3 Loans and borrowings

Loans and borrowings are recognized at the proceeds received, net of transaction costs incurred.

2.10.4 Trade and other payables

Trade and other payables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

2.11 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Taxes on profit are computed in accordance with the tax legislation of the Republic of Armenia. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

2.12 Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for gravio-concentrate, provided in the normal course of the business, net of discounts and sales related taxes. Revenue from sales of goods is recognized when significant risks and rewards of ownership of the goods have been transferred to the buyer and when no significant uncertainties remain regarding the consideration, associated costs or the possible return of goods.

3. Cash and cash equivalents
                                                    31.12.04        31.12.03
                                                --------------- ---------------
Cash on hand                                             2,921           1,840
Bank accounts                                               20              20
                                                --------------- ---------------
                                                         2,941           1,860
                                                =============== ===============

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

4. Inventories
                                                     31.12.04       31.12.03
                                                --------------- ---------------
Materials                                                1,510            1,565
Finished goods                                           2,273            2,273
                                                --------------- ---------------
                                                         3,783            3,838
                                                =============== ===============
5. Fixed assets

                             Buildings     Structures     Equipment     Transportation   Other fixed     Total
                                           and            and           means            assets
                                           conveyance     furniture
                                           schemes
                             -----------------------------------------------------------------------------------
Cost
As of December 31, 2003       19,073         20,000        235,996         11,218          2,025        288,312
Disposals                          -              -              -              -         (1,182)        (1,182)
                             -----------------------------------------------------------------------------------
As of December 31, 2004       19,073         20,000        235,996         11,218            843        287,130
                             -----------------------------------------------------------------------------------
Accumulated depreciation
As of December 31, 2003           90              -         31,428          6,718              -         38,236
Eliminated on disposals            -              -              -              -         (1,182)        (1,182)
                             -----------------------------------------------------------------------------------
As of December 31, 2004           90              -         31,428          6,718         (1,182)        37,054
                             -----------------------------------------------------------------------------------
Net book value
As of December 31, 2003       18,983         20,000        204,568          4,500          2,025        250,076
                             -----------------------------------------------------------------------------------
As of December 31, 2004       18,983         20,000        204,568          4,500          2,025        250,076
                             ===================================================================================

6. Other non-current assets

Other non-current assets include capitalized expenditures.

7. Common stock equity

As of December 31, 2004 common stock equity included 50,218 shares with nominal value of AMD 1,000 per share. The Company charter was revised on July 25, 2005 and established a new value for common stock equity, comprising 162,218 shares with nominal value of AMD 1,000 per share.

8. Commitments and contingencies

(a) Tax contingencies

The taxation system in Armenia is relatively new and is characterized by frequently changing legislation, which is often unclear, contradictory and subject to interpretation. Often, differing interpretations exist among various taxation authorities and jurisdictions. Taxes are subject to review and investigations by tax authorities, which are enabled by law to impose sever fines and penalties.

These facts may create tax risks in Armenia substantially more than in developed countries. Management believes that it has adequately provided for tax liabilities based on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

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

(b) Insurance

The Armenian insurance industry is in its development stage and many forms of insurance protection common in other parts of the world are not yet generally available in Armenia. The Company does not have a full coverage of its plant facilities, or third party liability in respect of property or environmental damage arising from accidents on Company property or relating to Company activities. Until the Company obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets or environmental damage could have a materially adverse effect on the Company's operations and financial position.

(c) Environmental matters

Management is of the opinion that the Company has met the Government's requirements concerning environmental matters, and therefore believes that the Company does not have any current material environmental liabilities.

However, environmental legislation in Armenia is relatively new and potential changes in the legislation and the interpretation may give rise to material environmental liabilities in the future.


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